Exhibit (d)(5)(i)

April 11, 2006

Bhaskar Gorti

Portal

Re: Post Closing Employee Payment and Retention Agreement

Dear Mr. Gorti:

As you may know, Potter Acquisition Corporation, a subsidiary of Oracle Systems Corporation, and Portal Software, Inc. (“Portal”) are contemplating entering into an Agreement and Plan of Merger, as amended, restated or supplemented from time to time (the “Merger Agreement”), pursuant to which, upon the satisfaction or waiver of the closing conditions described in the Merger Agreement, Potter Acquisition Corporation will merge with and into Portal, and Portal will become an indirect, wholly-owned subsidiary of Oracle Systems Corporation (the “Merger”). Oracle Systems Corporation and its subsidiaries and affiliates (collectively referred to herein as “Oracle”) view your contribution to the integration of these combined companies’ operations as extremely important. Your agreement to continue providing services to the combined companies will be of significant value to our integration effort. Under this agreement (this “Retention Agreement”), subject to and contingent upon the consummation of the Merger, you agree to assist us by remaining employed by Portal, and thereafter by Oracle, as set forth herein. For purposes of clarification, all references in this Retention Agreement to employment by Portal following the consummation of the Merger mean employment by Portal in its capacity as a wholly owned subsidiary of Oracle and all references to employment by “Oracle” shall mean employment by Oracle USA, Inc. We refer to such relationship, whether by Portal or by Oracle, as your “Employment Relationship.”

In connection with your continued employment with Portal following the consummation of the Merger and then Oracle, we agree with you as follows:

1. Retention Period Employment. Subject to Section 4(a) below, you agree to remain employed by Portal and thereafter by Oracle for at least twelve months following the “Appointment Time” contemplated by the Merger Agreement (the “Appointment Time”), such twelve-month period, the “Retention Period.”

2. Retention Bonus. To show our appreciation of your contribution to the success of the Merger and the integration of our two companies, in addition to any other compensation that you may earn, including under any applicable variable compensation plans, Oracle will pay you subject to certain terms and conditions set forth herein, a Retention Bonus. Your Retention Bonus will equal $640,000.

3. Payment of Bonus.

(a) Payment of your Retention Bonus will be subject to the consummation of the Merger, and the other terms and conditions set forth in this Retention Agreement, as well as to all applicable payroll withholdings and deductions.

(b) Subject to the foregoing, you will receive the sum of $640,000 of your Retention Bonus in the first regular payroll of Oracle, its subsidiary or affiliated company at Oracle’s option, after the first year anniversary of the date of the Appointment Time (the “Vesting Date”) subject to your Continued Employment Relationship through the Vesting Date.

(c) You must be employed by Oracle or one of its subsidiaries or affiliates, as designated by Oracle, on the Vesting Date to earn and receive your Retention Bonus. If your Employment Relationship is terminated for any reason prior to the Vesting Date, you will not earn and will not be entitled to receive your Retention Bonus. In no circumstances could you or will you qualify for the benefits of this agreement if you qualify for the benefits of your severance agreement signed with Portal shortly before the Merger.

Bhaskar Gorti

4. Termination of Employment.

(a) At-Will Employment. Following the Merger, your employment relationship with Portal and thereafter with Oracle will be on an “at-will” basis, notwithstanding any provision of this Retention Agreement or any agreement you may currently have with Portal. You agree that either you or your employer (Portal or Oracle, as applicable) has the right to terminate the employment relationship on an “at-will” basis at any time with or without Cause and with or without notice.

(b) Termination of Employment. If, at any time, your Employment Relationship is terminated by you or by Portal or Oracle, prior to the Vesting Date so that you are not entitled to your Retention Bonus, then Oracle or Portal shall be obligated to pay you only all earned compensation due and owing through the last day you actually worked in accordance with applicable state and federal laws plus any additional benefits and amounts payable under your severance agreement with Portal executed prior to the Merger. Thereafter, all of the combined companies’ obligations under this Retention Agreement shall cease (whether as may be claimed or actually exist for Oracle or for Portal).

5. Choice of Law. You acknowledge that this Retention Agreement is an integral part of the Merger and the agreements under which it will be consummated. As such we agree that any issue, dispute, right, entitlement or obligation arising in relation to it shall be governed by and interpreted under the laws of the state in which you are working at the time you sign this Retention Agreement. provided, however, that such choice of law shall not apply to or relate in any other way to any other aspects of your employment with Oracle or its termination, for which the choice of law or related provisions as are stated in your Oracle employment documents or which otherwise may apply by operation of choice of law legal principles shall control, notwithstanding any terms of this Retention Agreement.

6. Entire Agreement. This Retention Agreement and the documents referenced herein contain the entire terms and conditions of your Retention Agreement. Your signature below acknowledges that you have not relied on any promises or representations concerning the subject matter hereof not contained in this Retention Agreement. The terms of this Retention Agreement may be changed, amended, or superseded only by an agreement in writing signed by you and an officer of Oracle.

To indicate your acceptance of this Retention Agreement, please sign where indicated below.

Sincerely,

Oracle USA, Inc.

By:	/s/ JOYCE WESTERDAHL
Joyce Westerdahl
Title:	Senior Vice President, Human Resources

READ, UNDERSTOOD & AGREED:

/s/ BHASKAR GORTI
Bhaskar Gorti

Dated: April 11, 2006